===============================================================================


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1 AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                            KMART HOLDING CORPORATION

          ------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   498780 10 5

             ------------------------------------------------------
                                 (CUSIP Number)

     ---------------------------------------------------------------------


                                 DANIEL A. NEFF
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                               NEW YORK, NY 10019

     ---------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                   MAY 6, 2003
     ---------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 22 Pages

===============================================================================

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 2 of 22 Pages
----------------------                              --------------------


----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            ESL INVESTMENTS, INC.

            I.R.S. IDENTIFICATION NO:  75-2435723
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       49,010,411
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          49,010,411
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            49,010,411
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            48.0%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 3 of 22 Pages
----------------------                              --------------------


----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            EDWARD S. LAMPERT

----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       50,212,135
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          50,212,135
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            50,212,135
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            49.2%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 4 of 22 Pages
----------------------                              --------------------




----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            CRK PARTNERS, LLC
            I.R.S. IDENTIFICATION NO: 75-2435723
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       44,481,487
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          44,481,487
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            44,481,487
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            43.5%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            OO
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 5 of 22 Pages
----------------------                              --------------------





----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            CRK PARTNERS, LP
            I.R.S. IDENTIFICATION NO:  74-3026708
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       8,413,703
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          8,413,703
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            8,413,703

----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.2%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 6 of 22 Pages
----------------------                              --------------------






----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            CRK PARTNERS II, LP
            I.R.S. IDENTIFICATION NO:  01-0726617
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       36,067,784
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          36,067,784
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            36,067,784
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            35.3%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 7 of 22 Pages
----------------------                              --------------------



----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            RBS PARTNERS, LP
            I.R.S. IDENTIFICATION NO:  75-2241690
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       4,528,923
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          4,528,923
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            4,528,923
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.4%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 8 of 22 Pages
----------------------                              --------------------



----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            ESL INVESTORS LLC
            I.R.S. IDENTIFICATION NO: 13-4095958
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       4,528,923
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          4,528,923
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            4,528,923
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.4%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            OO
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 9 of 22 Pages
----------------------                              --------------------



----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            RBS INVESTMENT MANAGEMENT, LLC
            I.R.S. IDENTIFICATION NO:  06-1512334
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            AF
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       1,201,725
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          1,201,725
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            1,201,725
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            OO
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 10 of 22 Pages
----------------------                              --------------------



----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            ESL INSTITUTIONAL PARTNERS LP
            I.R.S. IDENTIFICATION NO:  06-1456821
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |X|
                                                              (b)  |_|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
            WC
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
----------------------------------------------------------------------
             7
                 SOLE VOTING POWER
 NUMBER OF       1,201,725
             ----------------------------------------------------------
  SHARES     8
                 SHARED VOTING POWER
BENEFICIALLY     0
            ----------------------------------------------------------
 OWNED BY    9
                 SOLE DISPOSITIVE POWER
   EACH          1,201,725
            ----------------------------------------------------------
 REPORTING   10
                 SHARED DISPOSITIVE POWER
PERSON WITH      0
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            1,201,725
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 11 of 22 Pages
----------------------                              --------------------




ITEM 1.    SECURITY AND ISSUER.

      This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Kmart Common Stock"), of Kmart Holding Corporation, a Delaware corporation ("Kmart"). The principal executive offices of Kmart are located at 3100 West Big Beaver Road, Troy, Michigan 48084.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed by a group consisting of ESL Investments, Inc., a Delaware corporation ("ESL"), Edward S. Lampert, RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), ESL Institutional Partners LP, a Delaware limited partnership ("Institutional"), CRK Partners, LLC, a Delaware limited liability company ("CRK LLC"), CRK Partners, LP, a Delaware limited partnership ("CRK I"), CRK Partners II, LP, a Delaware limited partnership ("CRK II"), RBS Partners, LP, a Delaware limited partnership ("RBS") and ESL Investors LLC, a Delaware limited liability company ("Investors," and collectively with ESL, Mr. Lampert, RBSIM, Institutional, CRK LLC, CRK I, CRK II, RBS, the "Reporting Persons"). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the "ESL Directors and Officers"). Other than the ESL Directors and Officers and Mr. Lampert, there are no persons or corporations controlling or ultimately in control of ESL.

     (b) The principal place of business of each of the Reporting Persons is One Lafayette Place, Greenwich, CT 06830.

     (c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. CRK LLC is the general partner of CRK I and CRK II. RBS is the managing member of Investors. ESL is the general partner of RBS and the managing member of CRK LLC. RBSIM is the general partner of Institutional. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL and the managing member of RBSIM. Mr. Lampert is also Chairman of the Board and a director of Kmart. Each of RBS, RBSIM, ESL and Mr. Lampert also serves as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

     (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 12 of 22 Pages
----------------------                              --------------------




judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On May 6, 2003, the Reporting Persons received an aggregate of 37,736,750 shares of Kmart Common Stock (the "New ESL Shares") from Kmart in connection with the effectiveness of Kmart Corporation's Plan of Reorganization (the "Plan") confirmed by the United States Bankruptcy Court for the Northern District of Illinois, and the consummation of the transactions contemplated by the Plan and by the Investment Agreement, dated as of January 24, 2003, as amended, by and among Kmart, ESL and Third Avenue Trust ("Third Avenue") (the "Investment Agreement"). Upon effectiveness of the Plan, pursuant to the Investment Agreement, the Reporting Persons also received immediately exercisable options that expire on May 6, 2005 to purchase an aggregate of 6,475,385 shares of Kmart Common Stock at an exercise price of $13 per share (the "Kmart Options"), and 9% Convertible Subordinated Notes of Kmart (the "Convertible Notes") in an aggregate principal amount of $60,000,000, that are convertible, at the election of the holders thereof, into 6,000,000 shares of Kmart Common Stock in the aggregate.

      Pursuant to the Investment Agreement and the Plan, in consideration of the issuance of the New ESL Shares and the Kmart Options: (a) the Reporting Persons paid to Kmart an aggregate cash purchase price of $109,500,000; (b) obligations to the Reporting Persons in an aggregate amount of $461,049,594.72 pursuant to the 364-day Credit Agreement, dated as of November 31, 2001 and the Three-Year Credit Agreement, dated as of December 6, 1999, by and among Kmart Corporation, Chase Securities, Inc., as Lead Arranger and Book Manager, The Chase Manhattan Bank, as Administrative Agent, Bank of America, National Association, as Syndication Agent, BankBoston, N.A., as Co-Documentation Agent, and Bank of New York, as Co-Documentation Agent, as amended (the "Credit Agreement Obligations") were cancelled; and (c) obligations of Kmart to the Reporting Persons under outstanding Notes and Debentures of Kmart Corporation ("Prepetition Note Obligations") in an aggregate amount of $734,248,162.29 were cancelled. Also pursuant to the Investment Agreement, the Reporting Persons paid to Kmart an aggregate amount of $60,000,000 in consideration of the issuance of the Convertible Notes.

      The amounts of funds and other consideration used by each Reporting Person for the purchase of the New ESL Shares, the Kmart Options and the Convertible Notes are set forth in the following table. In each case, the source of funds consisted of working capital of the applicable Reporting Person.

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 13 of 22 Pages
----------------------                              --------------------



                                                         PRINCIPAL
REPORTING PERSON   CASH PAID            CREDIT           AMOUNT AND
                                        AGREEMENT        ACCRUED
                                        OBLIGATIONS      INTEREST OF
                                        CANCELLED        PREPETITION
                                                         NOTE
                                                         OBLIGATIONS
                                                         CANCELLED

CRK I               $26,175,136.93               $0         $436,764,194.86
CRK II             $125,496,745.11  $461,049,594.72                      $0
Institutional        $3,738,580.16               $0          $62,382,785.47
Investors           $14,089,537.80               $0         $235,101,181.96


ITEM 4.    PURPOSE OF TRANSACTION.

      Prior to the execution of the Investment Agreement, as the holders of various classes of debt securities and other obligations of Kmart Corporation, the Reporting Persons held discussions and began working with senior management of Kmart Corporation and the two statutory creditors committees appointed in the bankruptcy of Kmart Corporation in furtherance of a financial and operational restructuring of Kmart Corporation. These discussions ultimately culminated in the filing of the Plan and the execution of the Investment Agreement, pursuant to which the Reporting Persons agreed to make a significant cash investment in Kmart upon the effectiveness of the Plan. The consideration paid by the Reporting Persons pursuant to the Investment Agreement and the Plan is more fully described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

      Pursuant to the Plan and the Investment Agreement, at the effective time of the Plan, Kmart's Board of Directors consisted of nine directors, four of whom, Edward S. Lampert, William C. Crowley, Steven T. Mnuchin and Thomas J. Tisch, were designated by the Reporting Persons and Third Avenue (the "ESL Directors"). Until Kmart's 2005 annual meeting of stockholders, vacancies in the offices of the ESL Directors may only be filled by designees of the remaining ESL Directors. On May 6, 2003, Mr. Lampert was elected Chairman of Kmart's Board of Directors.

      In their capacity as significant stockholders of Kmart with representation on Kmart's Board of Directors, the Reporting Persons intend to take an active role in working with Kmart's management on operational and strategic initiatives.

      While none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the ESL Directors and Officers, has any specific plans or proposals that relate to or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, in pursuing the best interests of Kmart, the Reporting Persons may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The following table sets forth the aggregate number of shares of Kmart Common Stock and the percentage of outstanding shares of Kmart Common Stock beneficially owned by the Reporting Persons as of May 6, 2003, based on 102,152,894 outstanding shares of Kmart

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 14 of 22 Pages
----------------------                              --------------------




Common Stock as of May 6, 2003 (as described in the Plan, assuming conversion of all Convertible Notes and Kmart Options held by the Reporting Persons but not including any securities convertible into Kmart Common Stock held by other parties)*, indicating the number of shares of Kmart Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares. The Reporting Persons as a group beneficially own an aggregate of 50,212,135 shares of Kmart Common Stock.


















----------------------------
* The number of shares of Kmart Common Stock outstanding includes 31,945,161 shares issued (but not yet distributed) pursuant to the Plan in respect of trade vendor/lease rejection claims. Beneficial ownership numbers in this
  Schedule 13D do not include shares in respect of trade vendor/lease rejection claims that may be distributed to the Reporting Persons.

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 15 of 22 Pages
----------------------                              --------------------





REPORTING    NUMBER           PERCENTAGE          SOLE           SHARED         SOLE           SHARED
PERSON       OF               OF                  VOTING         VOTING         DISPOSITIVE    DISPOSITIVE
             SHARES           OUTSTANDING         POWER          POWER          POWER          POWER
             BENEFICIALlY     SHARES
             OWNED

Edward S.    50,212,135            49.2%          50,212,135          0         50,212,135     0
Lampert      (1)(2)(8)


ESL          49,010,411            48.0%          49,010,411          0         49,010,411     0
Investments, (2)(3)(6)
Inc.

CRK          44,481,487            43.5%          44,481,487          0         44,481,487     0
Partners,    (3)(4)(5)
LLC

CRK          8,413,703              8.2%           8,413,703          0          8,413,703     0
Partners, LP (4)

CRK          36,067,784            35.3%          36,067,784          0         36,067,784     0
Partners     (5)
II, LP

RBS          4,528,923              4.4%           4,528,923          0          4,528,923     0
Partners, LP (6)(7)

ESL          4,528,923              4.4%           4,528,923          0          4,528,923     0
Investors    (7)
LLC

RBS          1,201,725              1.2%           1,201,725          0          1,201,725     0
Investment   (8) (9)
Management,
LLC

ESL          1,201,725              1.2%           1,201,725          0          1,201,725     0
Institutional(9)
Partners LP



(1) Includes 49,010,411 shares of Kmart Common Stock that may be deemed beneficially owned by ESL and 1,201,725 shares of Kmart Common Stock that may be deemed beneficially owned by RBSIM that may be deemed beneficially owned by Mr. Lampert. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL and the managing member of RBSIM.

(2) Includes 44,481,487 shares of Kmart Common Stock that may be deemed beneficially owned by CRK LLC and 4,528,923 shares of Kmart Common Stock that may be deemed beneficially owned by RBS that may be deemed beneficially owned by ESL. ESL is the managing member of CRK LLC and the general partner of RBS.

(3) Includes 8,413,703 shares of Kmart Common Stock beneficially owned by CRK I and 36,067,784 shares of Kmart Common Stock beneficially owned by CRK II that may be deemed

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 16 of 22 Pages
----------------------                              --------------------





beneficially owned by CRK LLC. CRK LLC is the general partner of CRK I and CRK
II.

(4) Includes 926,554 shares of Kmart Common Stock that CRK I has the right to acquire pursuant to the conversion of Convertible Notes and 999,965 shares of Kmart Common Stock that CRK I has the right to acquire pursuant to the exercise of Kmart Options.

(5) Includes 4,442,363 shares of Kmart Common Stock that CRK II has the right to acquire pursuant to the conversion of Convertible Notes and 4,794,335 shares of Kmart Common Stock that CRK II has the right to acquire pursuant to the exercise of Kmart Options.

(6) Includes 4,528,923 shares of Kmart Common Stock beneficially owned by Investors that may be deemed beneficially owned by RBS. RBS is the managing member of Investors.

(7) Includes 498,745 shares of Kmart Common Stock that Investors has the right to acquire pursuant to the conversion of Convertible Notes and 538,261 shares of Kmart Common Stock that Investors has the right to acquire pursuant to the exercise of Kmart Options

(8) Includes 1,201,725 shares of Kmart Common Stock beneficially owned by Institutional that may be deemed beneficially owned by RBSIM. RBSIM is the general partner of Institutional.

(9) Includes 132,339 shares of Kmart Common Stock that Institutional has the right to acquire pursuant to the conversion of Convertible Notes and 142,824 shares of Kmart Common Stock that Institutional has the right to acquire pursuant to the exercise of Kmart Options.


      (c) The disclosure pursuant to Item 3 of this Schedule 13D is incorporated herein by reference.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

      The summaries of provisions of the Investment Agreement, the Registration Rights Agreement and the Convertible Notes contained in this Item 6 are qualified in their entirety by reference to the Investment Agreement, the Registration Rights Agreement and the Form of Convertible Note, each of which is filed herewith as an exhibit and incorporated herein by reference.

TRANSFER RESTRICTIONS

      Pursuant to the Investment Agreement, the Reporting Persons have agreed that until the earlier of May 6, 2004 and the date on which all non-lender unsecured claims against Kmart are reconciled, the Reporting Persons will not in any transaction or series of transactions sell,

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 17 of 22 Pages
----------------------                              --------------------



transfer or otherwise dispose of (other than to affiliates or Third Avenue or its affiliates) more than 20% of the shares of Kmart Common Stock acquired pursuant to the Investment Agreement and the Plan, other than in connection with a sale of Kmart in its entirety.

REGISTRATION RIGHTS

      The Kmart Common Stock issued to the Reporting Persons and the Kmart Common Stock issuable pursuant to the exercise of Kmart Options and conversion of Convertible Notes issued to the Reporting Persons pursuant to the Investment Agreement and the Plan (the "Registrable Securities") are the subject of a Registration Rights Agreement entered into between the Reporting Persons, Third Avenue and Kmart as of May 6, 2003 (the "Registration Right Agreement"), a copy of which is filed as Exhibit C hereto and is incorporated herein by reference.

      The Registration Rights Agreement provides that any of the Reporting Persons, their affiliates or any transferee of Registrable Securities, so long as the Registrable Securities held by such holder represent more than 5% of the Kmart Common Stock outstanding, may demand registration under the Securities Act of 1933 of all or some of its Registrable Securities (a "Demand Registration"); PROVIDED that Kmart is not required to effect more than one such "demand registration" in any 12-month period, the Reporting Persons are entitled to no more than four such demand registrations, and no such demand registration shall become effective prior to May 6, 2004.

      The Registration Rights Agreement further provides that in the event Kmart proposes to file a registration statement other than pursuant to Forms S-8 or S-4, for an offering and sale of Kmart Common Stock by Kmart or on behalf of one or more selling shareholders, Kmart must give the Reporting Persons prior notice, and the Reporting Persons may demand that all or a portion of their Registrable Securities be included in the registration statement (a "Piggyback Registration"). If the managing underwriter advises Kmart that in its opinion the inclusion of the Registrable Securities requested to be included by the Reporting Persons and the other selling shareholders, if any, in a Piggyback Registration would adversely affect the offering, Kmart may limit the number of Registrable Securities included in the offering.

KMART OPTIONS

      Pursuant to the Investment Agreement, the Reporting Persons acquired options, exercisable in the sole discretion of the Reporting Persons at any time prior to May 6, 2005 and in one or more tranches, to purchase from Kmart up to 6,475,385 shares of Kmart Common Stock at an exercise price of $13 per share.

CONVERTIBLE NOTES

      Pursuant to the Investment Agreement, on May 6, 2003, Kmart issued to the Reporting Persons Convertible Notes in an aggregate principal amount of $60,000,000. The Convertible

----------------------                              --------------------
 CUSIP No. 498780 10 5           SCHEDULE 13D        Page 18 of 22 Pages
----------------------                              --------------------


Notes mature on May 6, 2004; PROVIDED that ESL may extend the maturity date for an additional two years. The Convertible Notes are subordinated to Kmart's bank debt. Interest on the Convertible Notes accrues at a rate of 9% per annum and is payable semi-annually. The principal and accrued and unpaid interest in respect of the Convertible Notes is convertible at any time, at the option of the holder, into Kmart Common Stock at a conversion price equal to $10 per share, subject to certain anti-dilution adjustments.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                             DOCUMENT

Exhibit A                           Investment Agreement, dated as
                                    of January 24, 2003, by and
                                    among Kmart Holding Corporation,
                                    ESL and Third Avenue Trust (on
                                    behalf of certain investment
                                    series) (incorporated by
                                    reference from Exhibit 2.1 to
                                    Kmart Corporation's Current
                                    Report on Form 8-K, filed March
                                    7, 2003).

Exhibit B                           Amendment to Investment
                                    Agreement, dated as of February
                                    21, 2003, by and among Kmart
                                    Holding Corporation, ESL and
                                    Third Avenue Trust (on behalf of
                                    certain investment series)
                                    (incorporated by reference from
                                    Exhibit 4.9 to Kmart
                                    Corporation's Annual Report on
                                    Form 10-K, filed March 24, 2003).

Exhibit C                           Registration Rights Agreement,
                                    dated as of May 6, 2003, by and
                                    among Kmart Holding Corporation,
                                    ESL and Third Avenue Trust (on
                                    behalf of certain investment
                                    series).

Exhibit D                           Form of 9% Convertible
                                    Subordinated Note of Kmart
                                    Holding Corporation, dated May
                                    6, 2003.

Exhibit E                           Joint Filing Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2003

ESL INVESTMENTS, INC.

By: /s/ William C. Crowley
   --------------------------------------
   Name:  William C. Crowley
   Title:  President


EDWARD S. LAMPERT

 /s/ Edward S. Lampert
-----------------------------------------
Edward S. Lampert


CRK PARTNERS, LLC


By:  ESL Investments, Inc., its managing member


     By:  /s/ William C. Crowley
        _________________________________
        Name:  William C. Crowley
        Title:  President

CRK PARTNERS, LP


By:  CRK Partners, LLC, its general partner


    By:  ESL Investments, Inc., its managing member


         By:  /s/ William C. Crowley
            ______________________________
            Name:  William C. Crowley
            Title:  President

CRK PARTNERS II, LP

By:  CRK Partners, LLC, its general partner


    By:  ESL Investments, Inc., its managing member


         By:  /s/ William C. Crowley
            _______________________________
            Name:  William C. Crowley
            Title:  President


RBS PARTNERS, LP


By:  ESL Investments, Inc., its general partner

     By:  /s/ William C. Crowley
        __________________________________
        Name:  William C. Crowley
        Title:  President


ESL INVESTORS LLC


By:  RBS Partners, LP, its managing member


    By:  ESL  Investments,   Inc.,  its  general partner

         By:  /s/ William C. Crowley
            ______________________________
            Name:  William C. Crowley
            Title:  President


RBS INVESTMENT MANAGEMENT, LLC


By:  /s/ William C. Crowley
   _______________________________________
   Name:  William  C. Crowley
   Title:  Member

ESL INSTITUTIONAL PARTNERS, L.P.


By:  RBS Investment Management, LLC, its general partner


     By:  /s/ William C. Crowley
        ___________________________________
        Name:  William C. Crowley
        Title:  Member

                                   SCHEDULE I

      The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is One Lafayette Place, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

NAME AND BUSINESS ADDRESS      PRINCIPAL OCCUPATION          CITIZENSHIP
Smita Conjeevaram              Cheif Financial Officer       United States
William C. Crowley             Presient and Chief Operating  United States
                                   Officer
Edward S. Lampert              Director, Chairman and Chief  United States
                                   Executive Officer
Steven T. Mnuchin              Vice Chairman                 United States

                                  EXHIBIT INDEX

EXHIBIT                             DOCUMENT

Exhibit A                           Investment Agreement, dated as
                                    of January 24, 2003, by and
                                    among Kmart Holding Corporation,
                                    ESL and Third Avenue Trust (on
                                    behalf of certain investment
                                    series) (incorporated by
                                    reference from Exhibit 2.1 to
                                    Kmart Corporation's Current
                                    Report on Form 8-K, filed March
                                    7, 2003).

Exhibit B                           Amendment to Investment
                                    Agreement, dated as of February
                                    21, 2003, by and among Kmart
                                    Holding Corporation, ESL and
                                    Third Avenue Trust (on behalf of
                                    certain investment series)
                                    (incorporated by reference from
                                    Exhibit 4.9 to Kmart
                                    Corporation's Annual Report on
                                    Form 10-K, filed March 24, 2003).

Exhibit C                           Registration Rights Agreement,
                                    dated as of May 6, 2003, by and
                                    among Kmart Holding Corporation,
                                    ESL and Third Avenue Trust (on
                                    behalf of certain investment
                                    series).

Exhibit D                           Form of 9% Convertible
                                    Subordinated Note of Kmart
                                    Holding Corporation, dated May
                                    6, 2003.

Exhibit E                           Joint Filing Agreement